Exhibit 99.1

Positive Recommendation on Prairie Creek All Season Road Adopted by Responsible Ministers

NZC-TSX
NORZF-OTCQB

VANCOUVER, Oct. 10, 2018 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") is pleased to report that the Responsible Ministers ("RMs") under the Mackenzie Valley Resource Management Act (the "Act") have issued a Decision adopting the Mackenzie Valley Review Board's ("Review Board") positive recommendation for approval of the Report of Environmental Assessment and Reasons for Decision (the "Report") for the Prairie Creek All Season Road (the "ASR"), which will provide long-term, year-round access to the Prairie Creek Mine.

"We are very pleased with this positive news from the Responsible Ministers" stated President & CEO of NorZinc Ltd., Don MacDonald "I would like to thank all those involved in this process leading to this positive decision, in particular the leadership of the Naha Dehe Dene Band, the Liidlii Kue First Nation and the Dehcho first nations, the Responsible Ministers, the team at NorZinc and all those who provided input and support in advancing to this positive decision. Our work will continue in the coming months towards issuance of the permit and to construction of the all season road and the additional facilities to bring the high grade Prairie Creek zinc-lead-silver mine into production. We will continue our advancement of engineering, our site de-risking process and progressing our financing and pre-construction activities. This includes updated financial, construction, operational and commercial arrangements ready for a construction decision in 2019."

In a Decision dated October 9, 2018, the RMs recommended that the Project be approved subject to the implementation of the mitigative measures and the Company's commitments as recorded in the Report. These measure and commitments are to mitigate likely significant adverse environmental impacts and to address public concern. The RMs are the federal ministers of Fisheries, Oceans and the Canadian Coast Guard; Natural Resources; the Parks Canada Agency; as well as the Government of the Northwest Territories ministers of Environment and Natural Resources, Infrastructure, Lands, and Education, Culture and Employment.

The Honourable Carolyn Bennett, Minister of Crown-Indigenous Relations stated, "The responsible ministers and I believe that all the issues raised relating to potential adverse impacts from the proposed Project on asserted or established indigenous and/or treaty rights have been meaningfully and completely consulted on. As such, we have concluded our engagement and consultation process with potentially affected Indigenous governments and organizations on this environmental assessment".

Background

On September 12, 2017, the Review Board recommended approval of the proposed Prairie Creek All Season Road and issued its related Report of Environmental Assessment and Reasons for Decision, which it submitted to the Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended approval be granted subject to implementation of measures described in the Report, which it considered necessary to prevent significant adverse impacts on the environment and local people.

During the subsequent review process the timeline was extended to allow the RMs to complete consultations with affected indigenous communities. In connection with this the RMs provided the Company with five information requests (IRs) identifying specific issues raised by Dene communities that needed further clarity through proponent engagement, so the RMs could be confident that the Crown had discharged its legal duty to meaningfully consult with potentially impacted indigenous groups.

The Company responded to the IRs and in July 2018 the RMs confirmed the acceptance of the responses (see the Company's news release dated July 23, 2018) and resumed the decision phase. This culminated in the issuance by the Honourable Carolyn Bennett, Minister of Crown-Indigenous Relations on behalf of the RMs of the positive recommendation to adopt the Review Board's Report and its recommendations. The full texts of the Ministers' Decision, and related documents and correspondence, may be viewed on the public registry website of the Mackenzie Valley Review Board.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories, held by the Company's wholly owned subsidiary Canadian Zinc Corporation. The Company also owns an extensive land package that it is exploring for zinc-lead-copper-gold-silver deposits in Newfoundland.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: info@norzinc.com, Website: www.canadianzinc.com

CO: NorZinc Ltd.

CNW 07:00e 10-OCT-18